

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 16, 2017

Via E-mail
Mr. J. Larry Sorsby, Chief Financial Officer
Hovnanian Enterprises, Inc.
110 West Front Street, P.O. Box 500
Red Bank, NJ 07701

> **Re: Hovnanian Enterprises, Inc.**
> **Form 10-K for the year ended October 31, 2016**
> **Filed December 20, 2016**
> **File No. 1-8551**

Dear Mr. Sorsby:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction
